Exhibit 2(b)

AMENDMENT NO. 1

TO THE

BYLAWS

OF

BLACKROCK ETF TRUST II

This Amendment No. 1 (this “Amendment”) to the Bylaws of BlackRock ETF Trust II approved as of February 19, 2020 (the “Bylaws”) is made as of November 19, 2020 in accordance with Article XII of the Bylaws. Capitalized terms used herein and not otherwise herein defined are used as defined in the Bylaws.

1.        Article IV, Sections 1, 3, 5 and 7 and Article XIV, Section 2 are hereby amended to add the following after each reference to “place” in each such section:

(which shall include a meeting held solely by means of remote communications)

2.        Article IV is hereby amended to add Section 10 as follows:

Section 10.    Meetings by Remote Communications. The Trustees may, in their sole discretion, determine that a meeting of Shareholders may be held partly or solely by means of remote communications and to the extent so authorized, Shareholders and proxyholders not physically present at a meeting of Shareholders may, by means of remote communications: (a) participate in a meeting of Shareholders; and (b) be deemed present in person and vote at a meeting of Shareholders whether such meeting is to be held at a designated place or solely by means of remote communications. In connection with any such meeting, the Trust shall implement such measures as the Trustees deem to be reasonable to verify that each person deemed present and permitted to vote at the meeting by means of remote communications is a Shareholder or proxyholder and to provide such Shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders. If any Shareholder or proxyholder votes or takes other action at the meeting by means of remote communications, a record of such vote or other action shall be maintained by the Trust.